UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2025

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-274316, 333-262055, 333-276000 and 333-281872), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On November 18, 2025, Can-Fite BioPharma Ltd. (the “Company”) entered into an agreement with the holder of warrants to purchase 16,666,666 American Depositary Shares (“ADSs”) previously issued on July 29, 2025, pursuant to which in consideration for the holder’s waiver of certain standstill provisions, the Company reduced the exercise price of such warrants from $0.60 per ADS to $0.467 per ADS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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